Exhibit 99.1

AMARIN ANNOUNCES COMPLETION OF EQUITY FINANCING

Directors and Officers Participate to Maintain Shareholding at 28%

LONDON, United Kingdom, June 4, 2007– Amarin Corporation plc (NASDAQ: AMRN) today announced that it has completed a registered direct offering with the sale of ordinary shares and warrants, resulting in gross proceeds of $3.7 million.  An affiliate of a former shareholder, Southridge Capital Management, Inc., invested $3 million.  Certain directors and officers of Amarin invested the remaining $0.7 million.

The 6.16 million ordinary shares sold were priced ‘at market’, being Amarin’s closing price on the Nasdaq Capital Market on Thursday, May 31, of $0.60 per share.  The investors also received warrants to purchase 0.62 million shares at an exercise price of $0.72 per share.  The number of ordinary shares issued represents approximately 5% of Amarin’s fully diluted shares outstanding as of June 4, 2007.

In addition, Amarin and Southridge entered into an equity line of credit agreement that provides Amarin with the option to draw down up to $15.0 million of additional equity funding by Southridge at any time over a three year period, solely at Amarin’s discretion.  If Amarin elects to make a draw under the agreement, the shares to be issued will be priced at a 4% discount to the average closing bid price of Amarin’s ADSs during the pricing period at the time of the draw.  Amarin also remains free to pursue other financing activities during the three year term.  In connection with the agreement, Amarin has paid to Southridge a one-time fee of $300,000 through the issuance of an additional 499,168 ordinary shares.

Mr. Rick Stewart, Chief Executive Officer of Amarin, commented, “We are delighted with Southridge’s support and with the continuing strong support of our directors, who continue to invest significantly in Amarin.  The completion of this funding enables us to pursue the development of our four key programs, three of which could potentially be in phase II trials next year, and provides us with additional capital to expand our neuroscience pipeline and to negotiate new drug development and licensing agreements from a position of strength”.

Mr. Alan Cooke, President and Chief Financial Officer of Amarin, commented, “We are delighted to have completed this registered direct offering and equity line of credit agreement on such competitive terms.  It provides us with excellent financial flexibility for the future in a manner that is aimed to minimize dilution to shareholders.  We are delighted to have established this strategic financial relationship with Southridge.”

Proseed Capital Holdings CVA advised Amarin on the registered direct offering and on the negotiation of the equity line of credit agreement.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be the sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.  Application will also be made to list the ordinary shares on the AIM and IEX, respectively.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on the Nasdaq Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com.  Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of June 4, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.